Filed by Document Security Systems, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Document Security Systems, Inc.
Exchange Act File Number: 001-32146

Set forth below is a press release of Lexington Technology Group, Inc. (“Lexington”), dated May 14, 2013, announcing that Lexington’s wholly-owned subsidiary, Bascom Research, LLC, has reached a settlement with a second defendant in its pending patent infringement case in the Northern District of California.

Lexington Technology Group Reaches Settlement with a Second Defendant in Bascom Patent Case

*      *      *

Licensing Agreement Provides For Effective Royalty Rate of Approximately 5%

McLean, VA, May 14, 2013 – Lexington Technology Group (LTG), an intellectual property management firm that has entered into a definitive agreement to merge with Document Security Systems, Inc. (NYSE MKT: DSS), announced today that its wholly owned subsidiary, Bascom Research, reached a settlement with a second defendant in its ongoing litigation in the Northern District of California.

Terms of the patent license are confidential as stipulated in the agreement, but include an effective royalty rate of approximately 5% for use of the four Bascom patents currently in litigation.

Bascom Research is a software development company focused on building solutions for the management of complex and distributed data in healthcare and other fields. The company owns patents that are instrumental to social networking and aspects of enterprise networking. In 2012, Bascom Research brought claims for patent infringement against five defendants, including Facebook, Inc. and LinkedIn Corp. Previously, on April 23rd, Bascom Research entered into a settlement agreement with a defendant in the case for an effective royalty rate of approximately 4%. This case is still pending against the other defendants (including Facebook, Inc. and LinkedIn Corp.) in the Northern District of California and a Markman hearing for the case is scheduled to be heard on October 2nd, 2013.

A team of senior licensing experts from IPNav, a leading patent licensing and monetization firm with more than $600 million generated in legal settlements and licensing revenues, is leading the licensing efforts and strategy on the current case.

About Lexington Technology Group

Lexington Technology Group is an intellectual property management firm that invests business experience, legal expertise and capital to monetize pioneering inventions. LTG’s goal is to identify and capitalize on opportunities for return, while rewarding highly qualified innovators. The firm typically engages with companies that have identified important innovations but that may lack the experience, relationships or capital to succeed on their own, and have not been fairly rewarded in the marketplace. LTG’s initiatives contribute to an intellectual property market that enables innovators to benefit from their discoveries and investors to profit from prudent risk. LTG’s management team is comprised of experienced patent managers and strategists that have collectively generated over $1 billion in licenses, settlements and damages awards to date. www.lex-tg.com

LTG Contact:	Contact
Bruce Berman	Peter Salkowski
Brody Berman Associates	Blueshirt Group
bberman@brodyberman.com	peter@blueshirtgroup.com
212.683.8125	415.489.2184

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of DSS, or Lexington or the solicitation of any vote or approval. In connection with the proposed transaction, DSS has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 containing a proxy statement/prospectus. The definitive proxy statement/prospectus contains important information about DSS, Merger Sub, Lexington, the transaction contemplated by the Merger Agreement and related matters. DSS will mail or otherwise deliver the definitive proxy statement/prospectus to its stockholders commencing on or about May 17, 2013. Prospective investors and security holders of DSS and Lexington are urged to read carefully the proxy statement/prospectus relating to the Merger (including any amendments or supplements thereto) in its entirety because it will contain important information about the proposed transaction.

Prospective investors and security holders of DSS will be able to obtain free copies of the definitive proxy statement/prospectus for the proposed Merger and other documents filed with the SEC by DSS through the website maintained by the SEC at www.sec.gov. In addition, prospective investors and security holders of DSS and Lexington will be able to obtain free copies of the definitive proxy statement/prospectus for the proposed Merger by contacting Document Security Systems, Inc., Attn.: Philip Jones, Chief Financial Officer, at First Federal Plaza, 28 East Main Street, Suite 1525, Rochester, New York 14614, or by e-mail at ir@dsssecure.com. Prospective investors and security holders of Lexington will also be able to obtain free copies of the definitive proxy statement/prospectus for the Merger by contacting Lexington Technology Group, Inc., Attn.: Investor Relations, 1616 Anderson Road, McLean, VA, 22101, or by e-mail at info@lex-tg.com.

DSS and Lexington, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between DSS, Merger Sub and Lexington. Information regarding DSS’s directors and executive officers is contained in DSS’s Form 10-K/A filed with the SEC on April 26, 2013. Information regarding Lexington’s directors and officers and a more complete description of the interests of DSS’s directors and officers in the proposed transaction is available in the definitive proxy statement/prospectus that was filed by DSS with the SEC in connection with the proposed transaction.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between DSS and Lexington Technology Group; the expected timetable for completing the transaction; the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; the potential of the combined companies’ technology platform; our respective or combined ability to raise capital to fund our combined operations and business plan; the continued listing of DSS's or the combined company’s securities on the NYSE MKT; market acceptance of DSS products and services; our collective ability to maintain or protect our intellectual property rights through litigation or otherwise; Lexington Technology Group’s limited operating history, competition from other industry competitors with greater market presence and financial resources than those of DSS’s; our ability to license and monetize the patents owned by Lexington Technology Group; potential new legislation or regulation related to enforcing patents; the complexity and costly nature of acquiring patent or other intellectual property assets; the combined company’s management and board of directors; and any other statements about DSS’ or Lexington Technology Group’s management teams’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "could," "anticipates," "expects," "estimates," "plans," "should," "target," "will," "would" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that DSS and Lexington Technology Group may not be able to complete the proposed transaction; the inability to realize the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; our respective or combined inability to raise capital to fund our combined operations and business plan; DSS’s or the combined company’s inability to maintain the listing of our securities on the NYSE MKT; the potential lack of market acceptance of DSS’s products and services; our collective inability to protect our intellectual property rights through litigation or otherwise; competition from other industry competitors with greater market presence and financial resources than those of DSS’s; our inability to license and monetize the patents owned by Lexington Technology Group; and other risks and uncertainties more fully described in DSS’s Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC, as well as the other filings that DSS makes with the SEC. Investors and stockholders are also urged to read the risk factors set forth in the definitive proxy statement/prospectus carefully.